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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2004

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

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Contact:

David Leichner

VP, WW Marketing

Magic Software Enterprises

+972-3-5389338

davidl@magicsoftware.com

Magic Software Unveils iBOLT Partner Plan at IBM PartnerWorld

Company Seeks to Expand Channel Sales with IBM Business Partners

Las Vegas, Nevada (March 1, 2004) - Magic Software Enterprises (Nasdaq: MGIC), a leading provider of state-of-the-art business integration and development technology, announced the iBOLT Integration Partner plan for IBM Business Partners at IBM PartnerWorld in Las Vegas today. The company is showcasing its iBOLT Integration suite to the expected 5,000 IBM Business Partners attending the conference from February 29 to March 2 at the Mandalay Bay Resort Hotel and Convention Center.

As an independent software vendor, Magic Software Enterprises provides essential cross-platform integration technology to customers utilizing IBM products such as the IBM iSeries hardware server and the IBM WebSphere application server. Utilizing iBOLT, IBM customers can integrate disparate technologies to achieve real-time business processes and enhance the reliability of business operations.

 “iBOLT includes a library of integration adapters and provides advanced methodologies for developing adapters customized to the legacy and niche packaged software applications commonly found in the midmarket,” said Oren Inbar, CEO of Magic Software Enterprises North American business unit.  “ As such, the iBOLT Integration Suite stands out as the one leading integration suite that meets the needs of large enterprises and yet is cost-effective for midsize companies. Value added resellers and systems integrators desperately need solutions for both markets.”

The iBOLT Integration Partner program offers standard and platinum levels of partner participation. Both programs deliver marketing support, technical training, sales training, sales support, technical support, implementation services and other vital vendor services. The platinum plan offers enhanced discounts on software licenses in exchange for partners committing to greater initial volumes.

“By working with other IBM Business Partners, we hope to expand our iBOLT sales channel by as much as 300% in North America this year,” said Oren Inbar, CEO of Magic Software Enterprises North American business unit. “We’ve been laying the groundwork for this program over the last year by cooperatively marketing with the IBM iSeries group to customers in the Financial Services and Manufacturing sectors. It is now time for us to enhance our ability to deliver to customers through an enhanced relationship with IBM business partners.”

Magic Software has provided enabling technology and superior business solutions to IBM customers since 1995. In addition to being an Advanced Level IBM partner, Magic also has received IBM's Server Proven Certification - a program designed by IBM to help its customers easily identify those products that install quickly, start up easily and run reliably on IBM servers. Magic also supports native access and integration between IBM DB2 and Informix databases and integration of applications and web services to IBM’s Websphere environment.

About Magic Software Enterprises

Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.  Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries.

Magic’s North American headquarters is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone: (949) 250-1718, fax: (949) 250-7404, http://www.magicsoftware.com/.

Formula Systems is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties.  Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: 1 March, 2004